Exhibit 12.1

HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	YEARS ENDED DECEMBER 31,
	2017		2016		2015		2014		2013
Earnings
Consolidated income / (loss) from continuing operations before income taxes	$(5,778)		$(3,854)		$(4,258)		$2,436		$4,601
Add: Fixed charges (excluding capitalized interest)	361		401		425		374		488
Add: Amortization of capitalized interest	39		33		61		26		25
Add: Distributed earnings of equity investees	—		—		—		—		3
Less: (Earnings) / losses of equity investees	—		—		40		84		(17)
Less: Pretax noncontrolling interests in (income) loss of consolidated subsidiaries with no fixed charges	—		—		—		—		(177)

Total earnings (deficit)	$(5,378)		$(3,420)		$(3,732)		$2,920		$4,923

Fixed Charges
Interest expense (a)	$325		$338		$341		$323		$416
Interest capitalized	86		61		45		76		60

Total interest incurred (including amortization of debt discount)	411		399		386		399		476
Portion of rent expense representative of interest (b)	36		63		84		51		72

Total fixed charges	$447		$462		$470		$450		$548

Ratio of Earnings to Fixed Charges	—	(e)	—	(d)	—	(c)	6.5		9.0

Preferred stock dividends	46		41		—		—		—
Combined fixed charges and preferred stock dividends	$493		$503		$470		$450		$548

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	(i)	—	(h)	—	(g)(f)	6.5	(f)	9.0 (f)

(a)	Includes amortization of debt issue costs and discounts or premiums, and excludes interest expense on FIN 48 liabilities included as a component of income tax expense.
(b)	Represents management’s estimate of the interest portion of rent expense.
(c)	The earnings to fixed charges ratio for 2015 was less than one. The deficiency to achieve a ratio of one was $4,202 million that is comprised of a deficit of $3,732 million and fixed charges of $470 million.
(d)	The earnings to fixed charges ratio for 2016 was less than one. The deficiency to achieve a ratio of one was $3,882 million that is comprised of a deficit of $3,420 million and fixed charges of $462 million.
(e)	The earnings to fixed charges ratio for 2017 was less than one. The deficiency to achieve a ratio of one was $5,825 million that is comprised of a deficit of $5,378 million and fixed charges of $447 million.
(f)	No preferred stock was outstanding for the years ended December 31, 2015, 2014 and 2013 and, accordingly, our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges for such period.
(g)	See footnote (c) above.
(h)	The earnings to combined fixed charges and preferred stock dividends ratio for 2016 was less than one. The deficiency to achieve a ratio of one was $3,923 million that is comprised of a deficit of $3,420 million and combined fixed charges and preferred stock dividends of $503 million.
(i)	The earnings to combined fixed charges and preferred stock dividends ratio for 2017 was less than one. The deficiency to achieve a ratio of one was $5,871 million that is comprised of a deficit of $5,378 million and combined fixed charges and preferred stock dividends of $493 million.